

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

<u>Mail Stop 4561</u>

December 16, 2008

David Rogers
Chief Financial Officer
Sovran Self Storage, Inc.
6467 Main Street
Williamsville, New York 14221

> **Re: Sovran Self Storage, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2007**
> **Filed February 28, 2008**
> **File No. 001-13820**
>
> **Sovran Acquisition Limited Partnership**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2007**
> **Filed February 28, 2008**
> **File No. 000-24071**

Dear Mr. Rogers:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Please contact Erin Martin at 202-551-3391 or me at 202-551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief